 LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

LAKE MERRITT PLAZA

1999 HARRISON STREET, 26TH FLOOR

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

June 5, 2013

BY EDGAR

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 16, LLC (the “Company”)
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-188924

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement. The amendment is filed to include in the preliminary prospectus unaudited interim financial statements as of March 31, 2013 for the registrant and an unaudited interim balance sheet as of that date for the manager of the registrant.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Ms. Erin Jaskot, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.